UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING
SEC File No. 000-52206
CUSIP Number: 18451M 107
(Check One):
    Form 10-K   Form 20-F    Form 11-K    X  Form 10-Q    Form 10-D    Form N-SAR    Form N-CSR

For Period Ended: September 30, 2012
Transition Report on Form 10-K
Transition Report on Form 20-F
Transition Report on Form 11-K
Transition Report on Form 10-Q
Transition Report on Form N–SAR
For the Transition Period Ended:_______________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRATION INFORMATION

Clean Transportation Group, Inc.
Full Name of Registrant

______________________________________________
Former Name if Applicable:

7810 Marchwood Place
Address of Principal Executive Office (Street and Number)

Vancouver BC, Canada V5S 4A6
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form –SAR, or portion thereof, will be filed on or before the fifteenth calendar following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on the or before the fifth calendar day following the prescribed due date: and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N–SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

During the quarterly period ended September 30, 2012, the registrant completed the acquisition of Home View Technologies, Inc. and also rescinded the prior acquisition of Engine Clean Solutions, Inc. Accordingly, the registrant has not yet finalized its unaudited, consolidated financial statements for the quarterly period ended September 30, 2012 and the registrant’s certifying auditors have not had the opportunity to review the financial statements to be included in the Form 10-Q report in time to meet the filing deadline.  The registrant expects that its financial statements will be completed and Form 10-Q finalized in order to file the report within the prescribed extension period.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Leonard E. Neilson	(801)	733-0800
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is not, identify reports(s).Yes  X    No __

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	Yes X	No__

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

During fiscal year ended December 31, 2011, the registrant completed the acquisition of Engine Clean Solutions, Inc., a private California corporation engaged in the business of offering a full line of automotive maintenance service products.  The acquisition was subsequently rescinded and Engine Clean Solutions was resold to its prior stockholders on September 30, 2012.  On September 28, 2012, the registrant completed the acquisition of Home View Technologies, Inc., a private corporation that offers real time, high-resolution video monitoring systems, specifically in remote locations regardless of access to standard utilities. At this time, the registrant has not completed its financial review in order to estimate revenues or its anticipated loss during the third quarter of 2012.

Clean Transportation Group, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: September 15, 2012	By /S/ Delbert G. Blewett
Delbert G. Blewett
President

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).